YM BIOSCIENCES INC.

NOTICE OF 2005
ANNUAL AND
SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT
PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of shareholders of YM BioSciences Inc. (the “Corporation”) will be held at the TSX Auditorium, 130 King Street West, Toronto, Ontario, Canada M5X 1J2, on November 17, 2005 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive the 2005 Annual Report of the Corporation, containing the audited financial statement of the Corporation for the fiscal year ended June 30, 2005, and the auditor’s report thereon;

2.	to elect two Class I directors to serve for a term of three years;

3.	to reappoint the auditors and authorize the directors to fix their remuneration;

4.
to authorize the directors to amend the Stock Option Plan of the Corporation to, among other things, cause the number of shares reserved for issuance under the Stock Option Plan to be a maximum of 10% of the issued and outstanding common shares in the capital of the Corporation by amending the Stock Option Plan to a “rolling” plan; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

Dated at Toronto, Ontario, September 20 , 2005.

BY ORDER OF THE BOARD OF DIRECTORS

David G.P. Allan (signed) Chief Executive Officer

Notes:
1.
A Management Proxy Circular, Proxy and the 2005 Annual Report accompany this Notice of Meeting. Registered shareholders who are unable to present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date and return same in accordance with the instructions set out in the Proxy and Proxy Circular.

2.
The directors have fixed a record date of September 19, 2005. Accordingly, shareholders registered on the books of the Corporation at the close of business on September 19, 2005, are entitled to notice of the Meeting.

3.	Persons who are registered as shareholders on the books of the Corporation at the close of business on September 19, 2005, are entitled to vote at the Meeting.
4.
If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR

Table of Contents

SOLICITATION OF PROXIES		1
MANNER IN WHICH PROXIES WILL BE VOTED		1
VOTING BY BENEFICIAL SHAREHOLDERS		2
AUTHORIZED CAPITAL		3
PRINCIPAL HOLDERS OF VOTING SECURITIES		3
PARTICULARS OF MATTERS TO BE ACTED ON		3
1.	Election of Directors	3
2.	Appointment and Remuneration of Auditors	4
3.	Amendment of Stock Option Plan	4
STATEMENT OF EXECUTIVE COMPENSATION		6
CORPORATE GOVERNANCE DISCLOSURE STATEMENT		10
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		14
CERTIFICATE		16

YM BIOSCIENCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the Management of YM BioSciences Inc. (“YM BioSciences” or the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held on November 17, 2005, at the TSX Auditorium, 130 King Street West, Toronto, Ontario, Canada M5X 1J2, at 10:00 a.m. (Toronto time) and at any adjournment or adjournments thereof, for the purposes set out in the foregoing Notice of Meeting (the “Notice”). It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by the Corporation’s investor relations group by telephone and by officers and directors of the Corporation (but not for additional compensation). The costs of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of the date hereof.

Holders of common shares (the “Common Shares”) may vote on all matters to come before the Meeting. The form of proxy forwarded to holders of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be: (i) voted for or withheld from voting for the election of directors, all as named in this Circular; (ii) voted for or withheld from voting for the appointment of auditors and authorizing the directors to fix their remuneration; and (iii) voted for or against an ordinary resolution approving an amendment to the Corporation’s Stock Option Plan to increase the number of shares reserved for issuance under the Stock Option Plan to a maximum of 10% of the issued and outstanding common shares in the capital of the Corporation by amending the Stock Option Plan to a “rolling” plan .

The proxy must be signed by the holders of Common Shares or the shareholder’s attorney duly authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such. A partnership should sign in the partnership’s name and by an authorized person(s).

The persons named in the enclosed form of proxy are officers of the Corporation and represent Management. Each Shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a Shareholder, to attend and act for him and on his behalf at the Meeting. A shareholder wishing to appoint some other person as a representative at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to the Corporation’s Registrar and Transfer Agent CIBC Mellon Trust Company, Attention: Proxy Department, Unit 6, 200 Queens Quay East, Toronto, Ontario, M5A 4K9 at least 24 hours before the Meeting time or to the Secretary of the Corporation in time for use at the Meeting.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof. The Head Office of the Corporation is located at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

MANNER IN WHICH PROXIES WILL BE VOTED

The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of such direction, such shares will be voted by the management representatives in favour of the passing of the matters set out in the Notice. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING BY BENEFICIAL SHAREHOLDERS

The information in this section is of significant importance to shareholders who do not hold their shares in their own name. Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the voting shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the voting shares.

More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company, Attention: Proxy Department Unit 6, 200 Queens Quay East, Toronto, Ontario, M5A 4K9; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

AUTHORIZED CAPITAL

The authorized share capital of the Corporation consists of 500,000,000 Common Shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value, of which 41,412,066 Common Shares were issued and outstanding as at the close of business on September 19, 2005 (the “Record Date”).

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that a person has transferred any of his or her Common Shares after that date and the transferee establishes proper ownership and requests, not later than ten (10) days before the Meeting, that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, to the knowledge of the directors and officers of the Corporation, the there are no persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED ON

1.	Election of Directors

The Board of Directors is comprised of eight directors, whose terms of office are staggered in accordance with the provisions of the Corporation’s Articles. Each director is elected as either a Class I, Class II or Class III director. At each annual meeting of shareholders, one Class of directors (I, II or III) is elected to hold office for a term expiring at the third succeeding annual meeting of shareholders.

Two directors are to be elected at the Meeting. The current terms of John Friedman and Julius Vida, each a Class I director, expire at the Meeting and each are nominated to be re-elected as a Class I director to serve for a term of three years, until the annual meeting of shareholders to be held in 2008. The persons named in the enclosed form of proxy intend to vote for the re-election of these nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that either of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Mark Entwistle, Henry Friesen and Gilbert Wenzel, each a Class II director, have one year remaining in their term as directors of the Corporation, which will expire at the annual meeting of shareholders to be held in 2006. David G.P. Allan, Thomas I.A. Allen, and Tryon M. Williams, each a Class III director, have two years remaining in their term as directors of the Corporation, which will expire at the annual meeting of shareholders to be held in 2007.

The following table sets out the name of each person proposed to be nominated by management for election as a director at the Meeting and each director of the Corporation whose term of office will continue after the Meeting, all offices the Corporation now held by such person, their principal occupation, the period of time for which they have been a director of the Corporation, and the number of Common Shares of the Corporation beneficially owned by them, directly or indirectly, or over which they exercises control or direction, as at the date hereof. The information as to Common Shares owned or controlled has been provided by the person named.

Name and Municipality of Residence	Present Principal Occupation and positions with the Corporation	Director Since	Shares beneficially owned, directly or indirectly, or controlled or directed
David G.P. Allan Toronto, Canada	Chairman and Chief Executive Officer, YM BioSciences Inc.	August 23, 1994	669,659 Common Shares
Thomas I.A. Allen, Q.C.(1)(2)(3) Toronto, Canada	Partner, Ogilvy Renault LLP, Toronto	December 13, 1996	Nil
Mark Entwistle, M.A.(3) Ottawa, Canada	Principal, Societas Consulting Inc.	October 9, 1997	Nil
Henry Friesen, O.C., M.D., F.R.S.C. (1) Winnipeg, Canada	Former chair, Genome Canada	September 10, 2001	Nil
John Friedman(3) New York, USA	Managing Director, Easton Capital Corporation	April 27, 2004	Nil
Julius Vida, PhD, MBA(2) Greenwich, USA	President, Vida International Pharmaceutical Consultants	September 10, 2001	Nil
Gilbert Wenzel,, PhD Zurich, Switzerland	President and CEO, Quisisana AG, Zurich	March 19, 2001	Nil
Tryon M. Williams, BSc(1)(2) London, England	CEO, CellStop Systems, Inc.	November 6, 1995	20,100 Common Shares

(1)	Member of Audit Committee.
(2)	Member of Corporate Governance and Nominating Committee.
(3)	Member of Compensation Committee.

For the past five years, each of the foregoing directors and officers of the Corporation has been engaged in his or her current occupation or in other capacities with the same or a related entity, except as follows: Mr. Entwistle, prior to June 2001 was Director of Communications and Planning to the leader of a Canadian political party; Dr. Friesen, was most recently Chair, Genome Canada from 2000 until July 2005 and prior to 2000 was the President of the Medical Research Council of Canada, now the Canadian Institutes of Health Research; Dr. Wenzel, prior to July, 2002 was Head of Group Strategy and Business Development, Novartis Group and prior to November, 2000 was a director of McKinsey & Company.

2.	Appointment and Remuneration of Auditors

Management proposes the re-appointment of KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Suite 200, Toronto, Ontario M2P 2H3, as auditors of the Corporation and to authorize the directors to fix the auditors’ remuneration. In the absence of a contrary specification made in the form of proxy, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration. KPMG was first appointed as auditors of the Corporation on September 25, 1995.

3.	Amendment of Stock Option Plan

Shareholders are being asked to consider and, if deemed advisable, approve the amended and restated stock option plan (the “Amended Option Plan”) appended hereto as Schedule “A”.

The proposed amendments change the present stock option plan of the Corporation (the “Option Plan”) from a “fixed” plan to a “rolling” plan. The Option Plan, which is referred to a “fixed” plan, currently provides that there will be a up to 3,500,000 Common Shares reserved for issuance thereunder. At present, there are outstanding options to purchase 3,119,330 Commons Shares, with a balance of 262,060 unallocated under the Option Plan.

Recent amendments to the TSX Company Manual (the “TSX Amendments”) permit TSX listed issuers to adopt stock option plans which provide that the number of shares reserved for issuance thereunder will be a rolling maximum based on a fixed percentage of the issuer’s issued and outstanding securities.

Subject to regulatory approval, including applicable approval by the TSX, the Board of Directors proposes to replace the fixed number of shares in the Option Plan with a rolling maximum that is equal to 10% of the Corporation’s issued and outstanding Common Shares (the “outstanding issue”). If the Amended Option Plan is approved by shareholders, the TSX Amendments require that the Amended Option Plan be re-approved by shareholders every three years.

The Amended Option Plan will also provide additional flexibility to the Board of Directors with respect to further amending the Option Plan and options granted pursuant thereto. The TSX Amendments provide for flexibility to boards of directors of TSX-listed issuers with respect to amending stock option plans and options previously granted pursuant to such plans.

The Amended Option Plan would permit, among other things, the Board of Directors to amend the exercise price, the expiry date, the vesting schedule and the termination provisions of options granted pursuant to thereto without obtaining shareholder approval. Provided that, if the Board of Directors proposes to reduce the exercise price or extend the expiry date of options granted to insiders (as such term is defined in the Securities Act (Ontario)), such amendments would require shareholder approval. Shareholder approval would also be required in order to (i) increase the number or percentage of shares reserved for issuance under the Amended Option Plan or (ii) extend the expiry date or reduce the exercise price of options previously granted to insiders pursuant to the plan.

The Corporation considers the granting of stock options important to attract and maintain the most qualified directors, senior management and other employees in the Canadian and US healthcare technology industry. In management’s view, the ability to grant stock options is an important means of compensating such persons for their contributions to the Corporation’s overall financial performance. As such, management is of the opinion that the Amended Option Plan will be beneficial to the Corporation as it will provide the Corporation with greater flexibility in compensation arrangements The Amended Option Plan will also be in line with the stock option plans of many companies whose securities are listed on stock exchanges in the United States, which stock exchanges have permitted “rolling” plans for some time.

In order to become effective, the resolution approving the Amended Option Plan must be approved by at least a majority of the votes cast at the Meeting other than votes cast by insiders (as such term is defined in the Securities Act (Ontario)) of the Corporation and their associates. To the knowledge of the Corporation, the votes attaching to a total of 754,759 Common Shares (1.8% of the outstanding issue) owned by insiders of the Corporation and their associates will be excluded for the purpose of determining whether the resolution has received the necessary approval.

Accordingly, at the Meeting shareholders will be asked to consider, and if deemed advisable, pass the following ordinary resolution:

“RESOLVED that:

1.
the amended and restated stock option plan appended as Schedule A to the management information circular dated as of September 20, 2005 as approved by a majority of the Board of Directors and a majority of the independent members of the Board of Directors, be approved to, among other things, change the maximum number of shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the issued and outstanding capital of the Corporation on the particular date of grant; and

2.
any officer or director of the Corporation is authorized to execute all such instruments and documents and perform such other acts as may be necessary in order to give full effect to the foregoing resolution.”

In the absence of a contrary specification made in the form of proxy, the persons named in the enclosed form of proxy intend to vote for the foregoing resolution ratifying the amended and restated stock option plan appended hereto as Schedule A .

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation earned during each of the fiscal years ended June 30, 2003, 2004 and 2005 by each of the Corporation’s Chief Executive Officer, Director of Finance and Administration and other officers of the Corporation who earn greater than $150,000 in total salary and bonus (collectively, “Named Executive Officers”):

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)(1)	LTIP Payouts ($) (2)	All Other Compensation ($)
David G.P. Allan Chief Executive Officer	2005 2004 2003	294,750 259,000 250,000	Nil Nil 15,000	Nil Nil Nil	50,000 200,000 110,000	-	-	Nil
Paul Keane Director, Medical Affairs	2005 2004 2003	180,250 155,000 150,000	Nil Nil 25,000	Nil Nil Nil	20,000 75,000 54,000	-	-	Nil
Diana Pliura(3) President and Chief Executive Officer, Delex Therapeutics Inc.	2005 2004 2003	33,333 N/A N/A	Nil N/A N/A	Nil N/A N/A	265,000 N/A N/A	-	-	Nil
Vincent Salvatori Executive VP	2005 2004 2003	224,325 207, 000 149,000	Nil Nil Nil	Nil Nil Nil	25,000 40,500 39,000	-	-	Nil
Len Vernon Director, Finance and Administration	2005 2004 2003	176,180 153,000 148,000	Nil Nil 4,000	Nil Nil Nil	20,000 41000 54,000	-	-	Nil

1.	The Corporation has not at any time granted restricted shares to executives or other employees.

2.	The Corporation has not established any Long Term Incentive Plans (LTIPs) as defined by the regulations to the Securities Act (Ontario), which specifically exclude option plans.

3.	Diana Pliura commenced employment with the Corporation on May 2, 2005 and will earn salary of $200,000 annually under the terms of her employment agreement.

Stock Options

The following table sets forth information concerning options for the purchase of shares granted during the fiscal year ended June 30, 2005 to the Named Executive Officers.

Name	Securities Under Option (1)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
David G.P. Allan	50,000	8%	3.15	2.90	April 17, 2005
Diana Pliura	265,000	42%	3.15	2.90	April 17, 2005
Paul Keane	20,000	3%	3.15	2.90	April 17, 2005
Vincent Salvatori	25,000	4%	3.15	2.90	April 17, 2005
Len Vernon	20,000	3%	3.15	2.90	April 17, 2005

(1)	The options vest 1/3 immediately and 1/3 on each of the two subsequent anniversaries.

Options Held and Fiscal Year End Option Values

None of the Named Executive Officers exercised any options during the fiscal year ended June 30, 2005. The following table shows the number of options to purchase Common Shares held by the Named Executive Officers and the value of unexercised in-the-money options of such persons as at the end of the Corporation’s most recently completed fiscal year:

Name	Unexercised Options at June 30, 2005		Value of Unexercised In-the-Money Options at June 30, 2005(1)

	Vested	Unvested	Vested	Unvested
David G.P. Allan	567,750	138,500	$260,967	$133,958
Paul Keane	166,767	57,233	$8,613	$4,638
Diana Pliura	23,334	241,666	0	0
Vincent Salvatori	71,425	38,575	$59,874	$23,776
Len Vernon	114,234	75,766	$35,123	$67,727

(1)	Values have been based on the closing price of the common shares on the Toronto Stock Exchange on June 29, 2005 at a price of $3.03 per Share.

Employment Contracts and Termination of Employment

Dr. Pliura has a written employment agreement with the Corporation. Under the terms of the agreement, Dr. Pliura earns $200,000 annually and is entitled to a bonus of $30,000 on June 30, 2006 provided that she has continued with the Corporation to that time. As consideration for entering into employment with the Corporation, Dr. Pliura was granted 215,000 stock options under the Corporation’s stock option plan, subject to vesting periods over three years, and is entitled to an additional grant of 50,000 options on June 30, 2006.

Certain other executive officers of the Corporation, namely each of Messrs. Keane, Salvatori, and Vernon, are entitled to receive six months salary upon termination if such termination is caused by a change of control of the corporation. The Chief Executive Officer is entitled to receive twenty-four months salary upon termination if such termination is caused by a change of control of the corporation. These arrangements were put in place by a resolution of the Board of Directors. Other than the forgoing arrangements, the Corporation does not currently have employment agreements with any of the Named Executive Officers.

Composition of the Compensation Committee

The Compensation Committee consists of Mr. Entwistle, Mr. Allen and Mr. Friedman, all of whom are ‘unrelated’ directors. On behalf of the Board of Directors (the “Board of Directors” or “Board”), the Compensation Committee establishes and monitors the Corporation’s policies for attracting, retaining, developing and motivating senior employees. This includes the review and recommendation to the Board of Directors, for approval, of the remuneration of the Corporation’s senior executive officers, including the Named Executive Officers, based on the recommendation of the President or Chief Executive Officer.

Report on Executive Compensation

The compensation policies are designed to support the Corporation’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policy.

The executive compensation comprises base salary, indirect compensation (benefits) and long-term incentives in the form of stock options. In determining actual compensation levels, the Committee considers the total program, rather than any single element in isolation. Total compensation levels are set to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity).

The Corporation’s executive compensation program has the following objectives:

•	to attract, retain and motivate qualified executives;
•	to provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the shareholders;
•	to foster teamwork and entrepreneurial spirit;
•	to establish a direct link between all elements of compensation and the performance of the Corporation, its subsidiaries and individual performance; and
•	to integrate compensation incentives with the development and successful execution of strategic and operating plans.

Salary

The base salary for all executives is designed to be competitive and is adjusted for the realities of the market. The target salary is the mid-point, or just below the mid-point, of a salary range for an executive officer which is set at median levels in the comparator group to reflect similar positions in these companies using direct comparison of responsibilities. Base salaries for executive officers are then determined by the Committee within the above policy.

Chief Executive Officer

The compensation levels of the Chief Executive Officer are designed to recognize the Chief Executive Officer’s personal contributions and leadership. The Committee, in consultation with the Board of Directors, formally assesses the performance of the Chief Executive Officer each year using both financial and non-financial measurements, and may increase the Chief Executive Officer’s total compensation to levels that are consistent with corporate and individual performance.

Under the leadership and direction of the Chairman and Chief Executive Officer, during fiscal 2005 the Corporation achieved a number of goals, including the completion of the acquisition of Delex Therapeutics Inc. and completion of a bought deal public offering for total gross proceeds of $20,795,000.

Stock Based Compensation

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years. The Committee, at its discretion, may grant stock options annually to executives and key employees under the Corporation’s stock option plan based on the executive’s position and annual compensation. In addition, special grants of stock options may be approved to recognize singular achievements or to retain and motivate executives in order to further align executive and shareholder interests and to motivate key employees.

The Committee designates from time to time eligible persons to whom options are granted and determines the number of shares covered by such options. Generally, participation in the stock option plan is limited to persons holding positions that can have a significant impact on the Corporation’s long term results. The underlying security of the options granted under the stock option plan are the Common Shares in the capital of the Corporation. During the fiscal year ended June 30, 2005, 852,987 options were issued of which 622,000 were issued to management and employees. Management of the Corporation has proposed amendments to the stock option plan to change the maximum number of shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the issued and outstanding capital of the Corporation on the particular date of grant, discussed above under “Particulars of Matters to be Acted On - Amendment of Stock Option Plan”.

Stock Performance Graph

The following graph compares the cumulative shareholder return of the common shares of the Corporation since June 30, 2003, with the cumulative total return of the S&P/TSX Composite Total Return Index.

Notes:

(1)	The Common Shares of the Corporation are also listed on the American Stock and Options Exchange and the Alternative Investment Market of the London Stock Exchange.
(2)	Assumes $100 invested in both the Corporation’s common shares and the S&P/TSX Composite Total Return Index on June 30, 2003.

Compensation of Directors

Directors of the Corporation who are not full-time employees of the Corporation are entitled to receive an annual retainer fee of $12,000 plus an attendance fee of $1,500 per meeting (with the exception of informational meetings) and per day spent traveling to attend the meeting, plus expenses. With respect to informational meetings, directors of the Corporation who are not full-time employees of the Corporation are entitled to an attendance fee of $500 per meeting and per day spent traveling to attend the meeting, plus expenses. In addition, the Chair of the Audit Committee is entitled to an annual retainer fee of $6,000 and the Chair of each of the Compensation and the Corporate Governance and Nominating Committees are entitled to an annual retainer fee of $4,000. Members of the Audit, Compensation and Corporate Governance and Nominating Committees who are not full-time employees of the Corporation are entitled to an attendance fee of $1,500 per meeting and per day spent traveling to attend the meeting, plus expenses. As at the date hereof, the number of options held by non-executive directors is 772,058. An additional 706,250 options are held by the Chairman and Chief Executive Officer.

Directors’ and Officers’ Liability Insurance

The Corporation has purchased liability insurance for the directors and officers of the Corporation. The annual premium for such insurance is $140,000, no part of which is payable by the directors or officers of the Corporation. The annual insurance coverage under the policies is limited to $10,000,000 per claim subject to an annual aggregate of $10,000,000. There is a $100,000 deductible provision for any claim made, but no such provision for claims made against any director or officer.

Securities Authorized for Issuance Under Equity Compensation Plans

Options in respect of 852,987 Common Shares were granted in the fiscal year ended June 30, 2005 under the Corporation’s employee stock option plan. The exercise price of each option is $1.50, $2.75, or $3.15. During the fiscal year, 145,799 options expired or were cancelled. As of the date hereof, 3,119,330 options are outstanding.

	A. Number of securities to be issued on exercise of outstanding options, warrants and rights	B. Weighted-average exercise price of outstanding options, warrants and rights	C. Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A
Plan Category
Equity compensation plans approved by securityholders	3,119,330	$2.92	262,060
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,119,330	$2.92	262,060

CORPORATE GOVERNANCE DISCLOSURE STATEMENT

The Corporation’s Board of Directors has ultimate responsibility to supervise the management of the business and affairs of the Corporation and its subsidiaries. The Board of Directors discharges its responsibilities directly and indirectly through three committees of the Board and acts with a view to the best interests of the Corporation and its shareholders with the primary objective of creating value for its shareholders commensurate with a recognition of the corporation’s obligations to its other stakeholders including its licensors and employees. At no less than quarterly meetings the members of the Board (i) review and discuss operational, financial and other reports which they have received in advance of the meeting; (ii) receive reports from the Chief Executive Officer; (iii) discuss issues and developments relating to current Corporation business; (iv) receive and discuss reports from the committees of the Board; and (v) approve and make such recommendations as are appropriate and required. In addition, at least once a year the Board reviews the annual business plan of the Corporation.

All major decisions involving material contracts, acquisitions, divestitures, significant capital expenditures, investments and strategic alliances are subject to approval by the Board. As well, any decisions concerning the Corporation’s capital, the issue or repurchase of securities, the payment of dividends, appointments to Board committees and the approval of all continuous and public disclosure documents are made by the Board. There were 12 meetings of the Board during the fiscal year ended June 30, 2005. There are expected to be eight (8) meetings of the Board for the fiscal year ended June 30, 2006. The timing of four of the meetings will be set to coincide with the approval process for the quarterly and annual financial results and the reporting of those results to the public.

Mr. Allan is the Chief Executive Officer of the Corporation and serves as Chair at most of the Board of Directors’ meetings. He is not a member of any committees for the Board.

The Board of Directors consists of eight (8) persons. Only Mr. Allan, the Chief Executive Officer, is a related director. Each other director is an unrelated director. All members of all committees are unrelated directors so that the Board of Directors is satisfied, having regard to the size of the Corporation, the composition of its Board and the committees thereof, that procedures are in place to ensure that the Board of Directors functions independently of management.

The Board of Directors believes that this size is appropriate given the geographical territory within which the Corporation operates, its diverse pharmaceutical industry and regulatory environments, business interests, and need for political relationships. While the Corporate Governance Committee has responsibility for developing criteria for new Board members and developing education and orientation programs for new recruits, that Committee has not yet adopted a formal policy with respect to the recruitment of new directors. It is expected that new directors will generally have been executives with extensive business or other senior level experience and have directorship responsibilities on other public and private company boards and institutions. Orientation for these individuals is provided through a review of past Board of Director materials and other private and public documents concerning the Corporation. Given the level of experience of those joining the Board and the relatively short history of the Corporation, it was not viewed that an orientation and education programme was necessary.

Audit Committee

The principal functions of the Audit Committee are to review annual and quarterly financial statements and all legally required continuous and public disclosure documents containing financial information about the Corporation before they are submitted to the Board of Directors for approval; to review the adequacy of internal accounting controls and reporting procedures and systems; to examine the presentation and impact of key financial and other significant risks that may be material to the Corporation’s financial reporting; and to review the nature and scope of the annual audit and any material matters brought to the attention of the Audit Committee by the external auditors. The Corporation’s 2005 Annual Information Form dated September 8, 2005 contains a section titled “Audit Committee” which provides more information on the mandate of the Audit Committee as well as a section titled “Audit Fees” which provides information in respect of the fees paid by the Corporation to its external auditors.

All of the members of the Audit Committee are unrelated non-executive directors of the Corporation. The Audit Committee met formally ten (10) times during the fiscal year ended June 30, 2005, consulted on numerous other occasions, and plans to meet at least four (4) times in the next fiscal year.

Chairman:	Tryon M. Williams

Members:	Thomas I.A. Allen
Henry Friesen

The Corporate Governance and Nominating Committee

The mandate of the Corporation’s Corporate Governance and Nominating Committee is to develop and monitor the Corporation’s system of corporate governance in the context of The Toronto Stock Exchange Report on Corporate Governance, including reviewing the mandate of the Board of Directors and its committees; periodically reviewing and evaluating the performance of all directors, committees and the Board as a whole; selecting new candidates for Board memberships, making recommendations to the Board and ensuring that appropriate orientation and education programmes are available for new Board members; establishing procedures to ensure that the Board may meet independent of Management and reviewing annually the membership and chairs of all committees.

All of the members of the Corporate Governance and Nominating Committee are unrelated non-executive directors of the Corporation. The Committee met three (3) times during the fiscal year ended June 30, 2005 and plans to meet at least two times in fiscal 2006.

Chairman:	Thomas I.A. Allen
Members:	Julius Vida
Tryon M. Williams

Compensation Committee

The mandate of the Compensation Committee is to establish and monitor the Corporation’s policies for attracting, retaining, developing and motivating senior employees. The compensation policies are designed to support the Corporation’s strategic objectives, ensure that incentive programmes are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies. The Corporation’s responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer’s compensation and, in consultation with the Chief Executive Officer, establishing his personal objectives, reviewing the performance and approving the compensation of executive officers of the Corporation on the recommendation of the Chief Executive Officer, establishing incentive compensation programmes and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Corporation for approval by the Board of Directors.

All of the members of the Compensation Committee are unrelated and non-executive directors of the Corporation. The Compensation Committee met four (4) times during the fiscal year ended June 30, 2005 and plans to meet two (2) times in fiscal 2006.

Chairman:	Mark Entwistle
Members:	Thomas I.A. Allen
John Freidman

Shareholder Communication

The Board has established procedures to facilitate two-way shareholder communications.

Shareholders may communicate with the Corporation through:
•	the Corporation’s Investor Relations firm in Canada, the United States and Europe,
•	the Corporation’s Investor Relations Coordinator,
•	the head office of the Corporation at the address set forth in the Annual Report,
•	the annual meeting of shareholders, and
•	through the Corporation’s website (www.ymbiosciences.com).

The Corporation communicates with shareholders through:
•	its Annual Report (which includes the Management’s Discussion and Analysis),
•	the Annual Information Form,
•	News Releases,
•	its Quarterly Reports including the Chief Executive Officer’s message therein, and
•	its Management Information Circular,

all of which are available on the Corporation’s website (www.ymbiosciences.com).

Board’s Expectation of ManagementManagement is expected to develop an annual business plan and a strategic plan, and to present these to the Board for approval. Included in those plans are recommendations for human resources requirements to implement such plans. In addition, management is expected to carry out the plans and to report back on achievement of planned objectives.

TSX Corporate Governance Guideline Comparative

TSX Corporate Governance Guidelines	Governance Procedure at the Corporation
The Board should explicitly assume responsibility for the stewardship of the Corporation specifically for:	Yes. The Board specifically assumes responsibility for the stewardship of the Corporation.
(a) adoption of a strategic planning process;	Yes. The Board reviews proposals by management and participates in the strategic planning process. The Board monitors corporate performance against its strategic plans.
(b) identification of principal risks and implementing risk management systems;
Yes. The Board reviews, approves and monitors risk control policies/procedures and compliance with legislative requirements. The Board has identified the principal risks to the business of the Corporation and manages them through regular appraisal and action when necessary.

(c) succession planning and monitoring senior management;	Yes. The Board reviews succession planning matters and the performance of senior management at least annually.
(d) communications policy;
Yes. All communications to shareholders and significant press releases are reviewed by the Board. Designated employees respond to enquiries. The Board approves policies/procedures regarding confidentiality of information and public disclosure requirements.

(e) integrity of the internal control and management information systems.	Yes. The Board directly and through the audit committee reviews the internal control and management information systems.
Majority of directors should be unrelated. If the Corporation has a significant shareholder, the Board should include a number of directors who do not have relationships with the Corporation or the significant shareholder.
Yes. Seven of the eight directors are unrelated to the Corporation and the majority shareholder.
Disclose for each director whether he or she is related to the Corporation or significant shareholder	Yes. See “Corporate Governance Disclosure Statement”, above.
Appoint a committee responsible for appointment/assessment of directors composed exclusively of outside directors, the majority of whom are unrelated.	Yes. See “Corporate Governance and Nominating Committee”, above.
Implement a process for assessing the effectiveness of the Board, its committees and directors.	Yes. The Board and in particular the Corporate Governance and Nominating Committee monitor the effectiveness of individual directors, committees and the board as a whole.
Provide orientation and education programs for new directors.	Yes. Corporate reports and management discussion is provided to new members.
Examine the size of the Board and undertake a program to establish a board size that facilitates effective decision making.	Yes. The Company is satisfied the Board size is appropriate for its business.

TSX Corporate Governance Guidelines	Governance Procedure at the Corporation
Review compensation of directors in light of risks and responsibilities.	Yes. See “Compensation Committee”, above.
Committees should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes. The audit and compensation committees are comprised of unrelated outside directors.
Assume responsibility for or appoint a committee to develop approach to corporate governance issues.	Yes. See “Corporate Governance and Nominating Committee”, above.
The Board should develop position descriptions for the Board and Chief Executive Officer, define limitations on management responsibilities and approve corporate objectives to be met by the Chief Executive Officer.

Yes.  The mandate and responsibilities of management are established and reviewed by the Corporate Governance and Nominating Committee. The objectives to be met by the Chief Executive Officer are established by the Compensation Committee.

Implement structures and procedures that ensure that the Board can function independently of management.
Yes. Seven of eight members of the Board are independent of management and unrelated to the Corporation. All committees of the Board are comprised entirely of independent members. Directors are free to meet separately and to ask management to withdraw during certain discussions. At each Board meeting there is session without management. The company has established a whistle blower policy.

(a) The Board should adopt a charter for the audit committee which sets out the roles and responsibilities of the audit committee which should be specifically defined;	Yes. A formal charter has been adopted.
(b) All members should be unrelated directors;	Yes. All members of the audit committee are unrelated.
(c) All of the members should be financially literate and at least one member should have accounting or related experience.	Yes. All members are financially literate experienced businessmen.
Implement a system to enable individual directors to engage outside advisors at the company’s expense.	Yes. On those matters that require legal advice, the Corporation will financially support its independent directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material transactions since the commencement of the Corporation's last financial year and no material proposed transactions in which any informed person of the Corporation, any proposed director of the Corporation or any associate or affiliate of any informed person or proposed director has a material interest, direct or indirect.

OTHER INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information relating to the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis (“MD&A”) for the financial year ended June 30, 2005. Shareholders may contact the Corporation to request copies of these documents by mail to 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4 .

CERTIFICATE

The contents and the distribution of this information circular have been approved by the Board of Directors of the Corporation.

September, 20, 2005

By Order of the Board

David G.P.Allan
Chief Executive Officer

Schedule “A”

YM BIOSCIENCES INC.
AMENDED AND RESTATED STOCK OPTION PLAN
2005

1.	PURPOSE OF THE PLAN

1.1 The purpose of the Plan is to attract, retain and motivate persons of training, experience and leadership as key service providers to the Corporation and its Subsidiaries, including their directors, officers and employees, and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2.	DEFINED TERMS

Where used herein, the following terms shall have the following meanings, respectively:

2.1 “AIM” means the Alternative Investment Market of the London Stock Exchange;

2.2 “AMEX” means the American Stock and Options Exchange;

2.3 “Board” means the Board of Directors of the Corporation or, if established and duly authorized to act, the Executive Committee of the Board of Directors of the Corporation;

2.4 “Committee” shall have the meaning attributed thereto in Section 3.1 hereof;

2.5 “Corporation” means YM Biosciences Inc. and includes any successor corporation thereof;

2.6 “Eligible Person” Means:

(i)	any Insider, director, officer or employee of the Corporation or any Subsidiary, or any other Service Provider (an “Eligible Individual”); or

(ii)
a corporation controlled by an Eligible Individual, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an “Employee Corporation”);

2.7 “Insider” means any insider, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of the Corporation, other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary, and includes any associate, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of any such insider;

2.8 “Market Place”at any date in respect of the Shares means the closing sale price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, then on the AMEX, or if such Shares are not so listed on the AMEX, then on the AIM, or if such Shares are not so listed on the AIM, then on the recognized stock exchange on which such Shares are listed on which the greatest volume of them were traded during the period referenced below or, if such Shares are not so listed on any recognized stock exchange, then on the over-the-counter market on which they are traded as selected for such purpose by the Committee) on the trading day immediately preceding such date. In the event that such Shares did not trade on such trading day, the Market Place shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day;

2.9 “Option”means an option to purchase Shares granted to an Eligible Person under the Plan;

2.10 “Option Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

2.11 “Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

2.12 “Optionee”means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.13 “Plan” means this Amended and Restated Stock Option Plan, as the same may be further amended or varied from time to time;

2.14 “Service Provider”means any person or company engaged as an independent contractor or otherwise to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation;

2.15 “Shares” means the Common Shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

2.16 “Subsidiary” means any corporation which is a subsidiary, as such term is defined in Subsection 1(2) of the Business Corporations Act (Ontario), of the Corporation; and

2.17 “TSX”means the Toronto Stock Exchange.

3.	ADMINISTRATION OF THE PLAN

3.1 The Plan shall be administered by the compensation committee (the “Committee”) of the Board.

3.2 The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)
to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares covered by each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3  Subject as hereinafter provided in this Section 3.3, no member of the Committee shall, during the currency of his or her membership on the Committee, be entitled to participate in the Plan. A member of the Committee may be entitled to participate in the Plan only if an Option is granted, and the terms and provisions thereof determined, by the Board without such member of the Committee participating in any many whatsoever in the granting of an Option to, or the determinations made with respect to, such member of the Committee or to such Option; and the Board shall, with respect to such member of the Committee, be vested with all power and authority otherwise granted to the Committee pursuant to the Plan and the term “Committee” as used herein shall mean the Board for such purposes.

3.4 The Committee may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a)
represented, warranted and agreed in form and substance satisfactory to the Corporation that he or she is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his or her own account, for investment and not with a view to or in connection with any distribution, that he or she has had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that he or she is able to bear the economic risk of holding such Shares for an indefinite period;

(b)
agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement on certificate representing the Shares making appropriate reference to such restrictions; and

(c)	agreed to indemnify the Corporation in connection with the foregoing.

3.5 Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

4.	SHARES SUBJECT TO THE PLAN

4.1 Subject to adjustment as provided in Article 8 hereof, the Shares to be offered under the Plan shall consist of the Corporation’s authorized but unissued common shares. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding shares of the Corporation as at the date of grant of each Option under the Plan. If any Option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased shares subject thereto shall again be available for the purpose of this Plan.

5.	ELIGIBILITY; GRANT; TERMS OF OPTIONS

5.1 Options may be granted to any Eligible Person in accordance with Section 5.2 hereof.

5.2 Options may be granted by the Corporation pursuant to the recommendations of the Committee from time to time provided and to the extent that such decisions are approved by the Board.

5.3 Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Committee.

5.4 In the event that no specific determination is made by the Committee with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)	the period during which an Option shall be exercisable shall be 10 years from the date the Option is granted to the Optionee; and

(b)
the Optionee may exercise the Option for not more than 20% of the Shares covered by the Option during each 12 month period following the first anniversary of the date of the grant of the Option; provided, however, that if the number of Shares purchased pursuant to exercises of the Option during any such 12 month period is less than 20% of the Shares covered by the Option, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option which were purchasable, but not purchased by him or her, during such 12 month period.

5.5 Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall be in no circumstances be lower than the Market Price on the date of which the grant of the Option is approved by the Committee. Notwithstanding the foregoing, in the event that the Shares are not listed on any stock exchange on the date on which the grant of an Option is approved by the Committee, the Option Price for such Option shall be determined by the Committee. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefor.

5.6 No Options shall be granted to any Optionee if the total number of Shares issuable to such Optionee under this Plan, together with any Shares reserved for issuance to such Optionee under options for services or any other stock option plans, would exceed 5% of the issued and outstanding Shares.

5.7 An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.8 No Options shall be granted to an Optionee if such grant could result, at any time, in:

(a)	the number of Shares reserved for issuance pursuant to Options or other stock options granted to Insiders exceeding 10% of the issued and outstanding Shares;

(b)	the issuance to Insiders, within a one-year period, of a number of Shares exceeding 10% of the issued and outstanding Shares; or

(c)	the issuance to any one Insider and such Insider’s associates, within a one-year period, of a number of Shares exceeding 5% of the issued and outstanding Shares.

For the purposes of this Section 5.8, the phrase “issued and outstanding Shares” excludes any Shares issued pursuant to the Plan or other stock options, stock option plans, employee stock purchase plans or other compensation or incentive mechanisms, over a preceding one-year period and “associate” means any person associated with such Insider.

6.	TERMINATION OF EMPLOYMENT; DEATH

6.1 Subject to Sections 6.2 and 6.3 hereof and to any express resolution passed by the committee with respect to an Option, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2 If, before the expiry of an Option in accordance with the terms thereof, an Optionee shall cease to be an Eligible Person (an “Event of Termination”) for any reason other than his or her resignation or the termination for “cause” of his or her employment with the Corporation or any Subsidiary, or his or her resignation or failure to be re-elected as a director of the Corporation or any Subsidiary, then the Optionee may:

(a)
exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date three (3) months following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)
with the prior written consent of the Board or the Committee, which consent may be withheld in the Corporation’s sole discretion, exercise a further Option at any time up to and including, but not after, a date three (3) months following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the Optioned Shares as the Board or the Committee may designate but not exceeding the number of Optioned Shares the Optionee would have otherwise been entitled to purchase pursuant to the Option had the Optionee’s status as an Eligible Person been maintained for the term of the Option.

6.3 If an Optionee dies before the expiry of an Option in accordance with the terms thereof, the Optionee’s legal representative(s) may, subject to the terms of the Option and the Plan:

(a)
exercise the Option to the extent that the Optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)
with the prior written consent of the Board or the Committee, exercise at any time up to and including, but not after, a date one year following the date of death of the Optionee, a further Option to purchase all or any of the Optioned Shares as the Board or the Committee may designate but not exceeding the number of Optioned Shares the Optionee would have otherwise been entitled to purchase had the Optionee survived.

6.4 For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director of the Corporation provided that the Optionee continues to be an Eligible Person.

6.5 For the purposes of this Article 6, a determination by the Corporation that an Optionee was discharged for “cause” shall be binding on the Optionee; provided, however, that such determination shall not be conclusive of the Optionee’s potential entitlement to damages for the loss of the right to exercise an Option in the event that a court of competent jurisdiction ultimately determines that the discharge was without “cause”.

6.6 If the Optionee is an Employee Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Employee Corporation.

7.	EXERCISE OF OPTIONS

7.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full, by cash or cheque, of the Option Price of the Shares then being purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2 Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)
completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the administration of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)
the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)	the satisfaction of any conditions on exercise prescribed pursuant to Section 3.4 hereof.

In this connection the Corporation shall, to the extent necessary, take all commercially reasonable steps to obtain such approvals, registrations, and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Share are then listed.

7.3 Options shall be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with this Plan as the Committee may from time to time determine as provided for under Subsection 3.2(g), provided that the substance of Article 5 be included therein.

8.	CERTAIN ADJUSTMENTS

8.1 In the event of any subdivision or redivision of the Shares into a greater number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such subdivision or redivision if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.2 In the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such consolidation if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.3 Subject to the provisions of Article 9, if at any time after the grant of any Option to an Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Sections 8.1 and 8.2 or the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”) or, the Corporation shall pay a stock dividend (other than any dividends in the ordinary course), the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate the number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or as a result of such consolidation, merger, amalgamation, or stock dividend, if on the record date of such reclassification, reorganization, other change or stock dividend, or the record date of such consolidation, merger or amalgamation or dividend payment, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

8.4 In the event the Corporation should declare and pay a special cash dividend or other distribution out of the ordinary course, a special dividend in specie on the Shares, or a stock dividend other than in the ordinary course, the Option Price of all Options outstanding on the record date of such dividend or other distribution shall be reduced by an amount equal to the cash payment or other distribution or the fair market value of the dividend in specie or stock dividend or other distribution, as determined by the Committee in its sole discretion.

9.	AMENDMENT OR DISCONTINUANCE OF THE PLAN

9.1 Subject to applicable regulatory requirements and except as provided herein, the Board may, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of Options granted pursuant to the Plan. Provided, however, that if the Board wishes to increase the maximum percentage in Section 4.1 hereof or extend the Option period or reduce the Option Price of Options granted to Insiders of the Corporation pursuant to the Plan, shareholder approval will be required.

9.2 Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(a)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time;

(b)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(c)
amendments to the provisions of the Plan respecting the terms and conditions on which options may be granted pursuant to the Plan, including the provisions relating to the option price, the option period and the vesting schedule; and

(d)	amendments to the Plan that are of a “housekeeping” nature.

9.3 Without limiting the generality of the foregoing, the Board may amend the Option Price, the option period, the vesting schedule and the termination provisions of Options granted pursuant to the Plan, without shareholder approval. Provided, however, that. if the Board proposes to reduce the Option Price or extend the option period of options granted to Insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval.

10.	MISCELLANEOUS PROVISIONS

10.1 An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

10.2 Nothing in the Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Subsidiary, or affect in any way the right of the Corporation or any Subsidiary to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Optionee beyond the time which he or she would be normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary or any present or future retirement policy of the Corporation or any Subsidiary, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

10.3 Notwithstanding Section 5.8 hereof, Options may be transferred or assigned between an Eligible Individual and the related Employee Corporation provided the assignor delivers notice to the Corporation prior to the assignment.

10.4 The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

11.	SHAREHOLDER AND REGULATORY APPROVAL

11.1 The Plan shall be subject to ratification by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by the TSX and any other relevant regulatory authority. Any Options granted prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Options may be exercised unless and until such ratification and acceptance are given.